December 11, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck, Special Counsel

Re:	Republic of Peru
Request to Withdraw Registration Statement
Filed October 9, 2018
File No. 333-227738

Dear Mr. Kluck:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Republic of Peru (the “Republic” or the “Registrant”) respectfully requests to withdraw the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2018 (File No. 333-227738), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), together with the Free Writing Prospectus filed with the Commission on October 25, 2018 (File No. 333-156085) (the “FWP”), in each case, effective as of the date hereof or as soon as practicable.

The Republic believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. No securities were sold in connection with the offering for which the Registration Statement was filed. Registrant is withdrawing the (i) Registration Statement because it subsequently decided not to pursue the offering and (ii) the FWP because it was filed erroneously, in each case, as previously communicated by Registrant to the Commission in Registrant’s response dated as of June 11, 2019.

Pursuant to Rule 477(b), if the Commission does not deny the Registrant’s request within 15 days of the date hereof, the Registrant will consider this application for withdrawal granted.

In accordance with Rule 457(p) of Regulation C, the Registrant respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Republic appreciates the Commission’s assistance in granting this application for withdrawal. If you have any questions or require any additional information with respect to the above, please do not hesitate to reach Jaime Mercado of Simpson Thacher & Bartlett LLP, counsel to the Republic, at (212) 455-3066.

Very truly yours,

/s/ Jaime Mercado
Jaime Mercado Partner

cc:	Hugo de Zela, Embassy of Peru